Sub-Item 77M


Life Series Funds

At the close of business on April 28, 2006, First Investors Blue Chip Fund, First Investors Cash Management Fund, First Investors Discovery Fund, First Investors Focused Equity Fund, First Investors Government Fund, First Investors Growth Fund, First Investors High Yield Fund, First Investors International Securities Fund, First Investors Investment Grade Fund, First Investors Target Maturity 2007 Fund, First Investors Target Maturity
2010 Fund, First Investors Target Maturity 2015 Fund, First Investors Value Fund, and First Investors Special Bond Fund, Inc. were reorganized into corresponding series of First Investors Life Series Funds, a newly-established Delaware statutory trust, pursuant to an Agreement and Plan of Conversion and Termination that was approved by the Funds' board of directors on August 18, 2005 and by the Funds' shareholders on October 28, 2005.